Annual Report

Cover Page

Name of issuer:

CLASSIFIED FILMS LLC

Legal status of issuer:

> Form: Limited Liability Company
> Jurisdiction of Incorporation/Organization: NY
> Date of organization: 11/1/2018

Physical address of issuer:

2325 Lake Talmadge Dr
DeLand FL 32724

Website of issuer:

http://followherfilm.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$548,894.00	$422,964.00
Cash & Cash Equivalents:	$37,682.00	$23,675.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$2,125.00	$12,260.00
Long-term Debt:	$602,894.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$0.00	$0.00
Net Income:	($36,087.00)	($10,759.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

CLASSIFIED FILMS LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Dani Barker	Actor/Writer/Producer	SAG/AFTRA	2019
Sylvia P Caminer	Director/Producer	DolGer Films	2019
Christopher Gaunt	Producer/Writer/Actor	ALL Things Entertainment	2020
Liliana Kligman	Producer	Cafe Oscuro Films	2019
Leslie Whirly Robinson	Executive Producer	Swirly Whirly Media	2020

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Dani Barker	CEO	2019
Sylvia P Caminer	President	2019

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Sylvia P Caminer	Membership interests	50.0
Dani Barker	Membership interests	50.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

Investment in Film, by nature, is a high-risk investment. The industry is constantly shifting and changing and business models that work for one film, may not necessarily work for another one. Performance on a film often depend on external forces, outside of the control of the company.

Coronavirus - this is a limited challenge as the film has completed principle photography and picture editing is complete. However if there are problems regarding the coronavirus with the finishing team it could delay the final film. Our post house & VFX team are taking precautions with the guidelines set out by CA & NY.

Critical and Audience Reception - Our film, like most others, will heavily rely on how it's received by others. If our film receives mixed to bad responses it will inherently make it more difficult to make a profit. Our entire team is confident in our project but even crews with the best of intentions can sometimes miss the target. Having said that horror is one of the few genres that can survive mixed reviews as it has a built in fan base with drastically different taste than critics and general audiences.

Competition - Film is a naturally competitive industry and nobody quite ever knows which way the wind will blow. If thriller/horror films with a social bent were to suddenly go the way of the western we would be hard pressed to make a profit. Theres also almost an unlimited supply of content nowadays and our film will need to be good enough to cut through the plethora of films on the market.

Receipt of revenue is often tied to third party companies such as sales agents, distributors and exhibitors. While the money could earn money in the marketplace, it is possible that revenue could not reach The Company as a result of a third party claiming bankruptcy or refusal to pay.

The Company will not be performing background checks on any of its team members or employees. The reception of a film is often tied very closely to the public perception of the team members and employees (i.e. director, cast, producers, company). While the company will hold its team members and employees to the highest standards of professionalism while making the film, if it is learned at any point that those team members were involved in inappropriate, immoral, unethical or illegal conduct in the past or after the creation of the film, it could affect the performance of the film in the marketplace.

The creation of a film is tied to external forces outside of the control of the company, including, but not limited to, weather, terrorist attacks, and labor strikes. Events of this nature could have an impact on both the timeline of the project and overall budget. Extreme cases may make it impossible to complete the project

Working capital requirements and the potential need for additional financing – there is no assurance that unforeseen events will not occur, resulting in the need to raise additional funds beyond what the company and the managers project. Furthermore, companies with limited operating histories do not always use capital in the most efficient manner. Thus, the company and the managers may need to raise additional capital to fund future operations and to satisfy future capital requirements of the company. The failure to raise any additional needed funds could have a material adverse effect on the company and the managers. In addition, it is anticipated that raising additional funds will result in additional dilution of each offeree's investment. Subject to the terms of the agreement, though the company and the managers do not anticipate that additional financing will need to be obtained, there can be no assurance that additional capital will not be needed.

Limited operating history – the company has been in existence for a very short period of time, and is subject to all the risks incident to the creation and period of time, and is subject to all the risks incident to the creation and development of a new business, including the absence of a history of operations and minimal net worth. Furthermore, the company has not produced or distributed a full-length motion picture. The company and the managers have, and will continue to, endeavor to employ or otherwise retain the services of those persons with the skills necessary to successfully produce and distribute a full-length feature film, but no assurances can be given that they will be successful in these efforts.

Indemnification – under certain circumstances set forth specifically in article iv of the operating agreement, the managers will be indemnified by the company for any liabilities or losses arising out of the managers' activities in connection with the company. Indemnification under such provision could reduce or deplete the assets of the company.

Liability of members – members might, under applicable law, be liable to the company in an amount equal to any distribution made from the company to members, if, after distribution is made, the remaining assets of the company are not sufficient to pay its then outstanding liabilities, exclusive of liabilities to the members arising on account of their respective interests in the company.

Loss on dissolution or termination – in the event of a dissolution or termination of the company, the proceeds realized in the liquidation of assets, if any, will be distributed to the members only after the satisfaction of claims of creditors. Accordingly, the ability of a member to recover all or any portion of his or her or its investment under such circumstances will depend on the amount of funds so realized and the amount of claims to be satisfied therefrom.

Income tax consequences – there are various risks associated with the federal income tax aspects of an investment in the company which should be carefully considered by each prospective investor to determine whether an investment in the company is suitable for such prospective investor. Each prospective investor is urged to consult his or her or its own tax advisor with respect to the federal (as well as state and local) income tax consequences of an investment in the company.

Audience appeal – the ultimate profitability of any motion picture depends upon its audience appeal in relation to the cost of its production and distribution. The audience appeal of a given motion picture depends, among other things, on unpredictable critical reviews and changing public tastes and such appeal cannot be anticipated with certainty.

Cost overruns – the costs of producing motion pictures are often underestimated and may be increased by reason of factors beyond the control of the producers. Such factors may include weather conditions, illness of technical and artistic personnel, artistic requirements, labor disputes, governmental regulations, equipment breakdowns, and other production disruptions. While the company intends to engage production personnel who have demonstrated an ability to complete films within the assigned budget, the risk of a film running over budget or of not being completed is always significant and may have a substantial adverse impact on the profitability of the picture.

Distribution – the profitable distribution of a motion picture depends in large part on the availability of one or more capable and efficient distributors who are able to arrange for appropriate advertising and promotion, proper release dates and bookings in first-run and other theaters. There can be no assurance that profitable distribution arrangements will be obtained for the picture or that the picture can or will be distributed profitably or that the picture will be distributed at all.

Long-term project – the production and distribution of a motion picture involves the passage of a significant amount of time. Pre-production and Principal photography are already completed but Post-production may extend for three to four months or more. Distribution and exhibition of motion pictures generally and of the picture may continue for years before gross proceeds or net proceeds (as defined herein) may be generated, if at all.

Foreign distribution – foreign distribution of a motion picture (i.e., outside the United States and Canada) may require the use of various foreign distributors. Some foreign countries may impose government regulations on the investing members with this system is that such investing members, who have had their money at risk for the longest time, are at the tail end of the box office receipts chain. Thus, if the company, in negotiating a distribution deal, has to rely heavily on a participation at some defined level of the picture's revenue stream, revenues to the company, and thus to investing members, are likely to be the last in line to benefit from such a revenue stream, if any.

Industry changes – neither the managers nor the company can predict the effect that rapid technological change, emerging distribution channels or alternative forms of entertainment may have on the company, the managers or the motion picture industry. The entertainment industry in general, and the motion picture industry in particular, continue to undergo significant changes, primarily due to technological developments. Due to rapid growth of technology and shifting consumer tastes, neither the managers nor the company can accurately predict the overall effect that technological growth or the availability of alternative forms of entertainment may have on the potential revenue from and profitability of the picture. In addition, certain outlets for the distribution of motion pictures may not obtain the public acceptance that is or was previously predicted. If certain distribution channels are accepted by the public, neither the managers nor the company can assure offerees that the company will be successful in exploiting such channels. Moreover, to the extent that other distribution channels gain popular acceptance, it is possible that demand for existing distribution channels, such as DVDs, will decrease. If the company is unable to exploit new distribution channels to the same extent expected as existing channels. Company's business, operations or financial condition could be materially adversely affected.

Picture's liabilities – the company will actively participate in the production and distribution of the picture. Because insurance covering such liability may not be available at a reasonable cost, or may simply not be obtained, the assets of the company may be exposed to operating risks that may arise from the creation, exploitation and disposition of the picture.

Subject to the terms and conditions of this agreement, the managers have reserved the specific authority to enter into agreements on behalf of the company with motion picture or television studios, distributors and/or other third parties pursuant to which the company, in exchange for such studios', distributors and/or other third parties' assistance in producing, distributing and/or otherwise exploiting the picture, may commit to pay such parties out of revenues generated by the picture at a point in the picture's revenue stream prior to company's receipt of its gross proceeds.Such agreements may include, but are not limited to, flat fee arrangements, negative pickup deals or an outright sale of the picture, if in the judgment of the managers; such a sale would be in the best interest of the company. In addition, subject to the terms and conditions of the llc agreement, the managers have reserved the right (1) to produce the picture and seek the most advantageous distribution agreement for the picture, and (2) to enter into agreements on behalf of the company which provide that persons rendering services or other materials or facilities in connection with the development, production, distribution or other exploitation of the picture shall receive, as salary or other compensation, deferred amounts or a percentage participation in company revenue. Such reliance on the judgment and discretion of the managers place a greater emphasis on the skills and judgment of the managers, and the managers' advisors and therefore makes it imperative that prospective non-managing members carefully examine the abilities of such managers and the managers' associates before choosing to provide any subscription hereunder.

Distributions and liquidity - distribution of the company's proceeds to the members will provide a primary source of distributable cash or securities to the members. The managers will have absolute discretion in the timing of such distributions, if any, subject to the terms and conditions of this agreement. There can be no assurance that there will be any distributions or that aggregate distributions, if any, will equal or exceed the members' investment in the company.

An investor who purchases interests in the company should be aware that the investment in the company is highly speculative and that such investor risks losing his, her or its entire investment.

Illiquidity of investment – there is no public market for the interests and one is not expected to develop. Each investor should be aware that he/she/or it must bear the risks of an investment in the company for an indefinite period of time because any transfer, sale or assignment of the interests is subject to the consent of the managers in its discretion. Furthermore, the interests have not been registered under the securities act of 1933, as amended (the "act"), or any other applicable law, and therefore, cannot be sold and must be held indefinitely unless they are subsequently registered under the act, and any other applicable law, or, in the opinion of the managers, exemptions from such registration are available. Any such registration is unlikely to occur in the future. In addition, no sale, transfer or assignment of an interest will be permitted if, in the opinion of counsel for the company, such sale, transfer or assignment would violate the status of the original sale of the interests which formed the basis for the exemption from registration under the act, or any applicable state securities laws, pursuant to which such interests were offered, or cause a termination of the entity's treatment as a company for federal income tax purposes. As a result of these restrictions, members may not be able to liquidate their investment in the event of an emergency, and the interests may not be readily accepted as collateral for a loan.

Inherent uncertainty of projections – the indicative cashflows and certain forward looking statements are based on certain assumptions and other information available to the managers. However, the underlying estimates, assumptions and future events are inherently uncertain, and unanticipated events may occur which would cause actual results to vary, perhaps materially from any forecasted results. Each investor should be aware that many films do not get released or if released are not commercially successful, and lose money. As a consequence, each investor should be aware that neither the company nor the managers guarantee or warrant any specific projected result of an investment in the company. Accordingly, investors should retain and rely upon the advice of their own professional advisors with respect to their individual suitability for an investment in the company and the tax consequences resulting therefrom. the foregoing list of risk factors does not purport to be a complete explanation of the risks involved in an investment in the company.

Managers' conflicts of interest – the managers are not required to render exclusive services in connection with the picture or the company. The managers, the production team and the talent have interests in a variety of activities other than acting as managers to the company, including involvement with the production of other films. In addition, the managers, the production team and the talent may organize companies that are similar to the company in the future. The managers may be principals in, or have profit interest in, the company. Accordingly, conflicts of interest may arise in the allocation of the managers', the production team's and/or the talent's time between the company and one or more of these other activities. Additionally, the managers may enter into services agreements with the company. The terms of such agreement may not be the result of an arms-length transaction, but be considered to be equal to, or less than, industry standards for the associated services rendered to the company.

Sylvia P Caminer and Dani Barker are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
This is an LLC with no issued units.			

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	Dani Barker
Issue date	01/31/18
Amount	$12,010.00
Outstanding principal plus interest	$14,412.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Private Investors
Issue date	01/31/19
Amount	$35,000.00
Outstanding principal plus interest	$42,000.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Cory Barker
Issue date	01/31/19
Amount	$11,980.00
Outstanding principal plus interest	$14,376.00 as of 10/12/20

Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Dani Barker
Issue date	01/31/19
Amount	$104,490.00
Outstanding principal plus interest	$125,388.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Sylvia Caminer
Issue date	02/01/19
Amount	$17,500.00
Outstanding principal plus interest	$21,000.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Dani Barker
Issue date	01/31/20
Amount	$49,000.00
Outstanding principal plus interest	$58,800.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Outside investors
Issue date	01/31/20
Amount	$142,262.00
Outstanding principal plus interest	$170,714.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	Cory Barker
Issue date	01/31/20
Amount	$7,762.00
Outstanding principal plus interest	$9,314.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the current raise on WeFunder

Loan

Lender	OUTSIDE INVESTORS
Issue date	12/30/20
Amount	$50,738.00
Outstanding principal plus interest	$60,886.00 as of 12/30/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the raise on WeFunder

Loan

Lender	OUTSIDE INVESTORS
Issue date	03/30/21
Amount	$110,000.00
Outstanding principal plus interest	$132,000.00 as of 03/30/21
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes

Investors contributed under the same terms as the raise on WeFunder

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
		No exempt offerings.		

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Dani Barker
Amount Invested	$12,010.00
Transaction type	Loan
Issue date	01/31/18
Outstanding principal plus interest	$14,412.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Cory Barker
Amount Invested	$11,980.00
Transaction type	Loan
Issue date	01/31/19
Outstanding principal plus interest	$14,376.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Brother of an officer

Name	Dani Barker
Amount Invested	$104,490.00
Transaction type	Loan
Issue date	01/31/19
Outstanding principal plus interest	$125,388.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Sylvia Caminer
Amount Invested	$17,500.00
Transaction type	Loan
Issue date	02/01/19
Outstanding principal plus interest	$21,000.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Dani Barker
Amount Invested	$49,000.00
Transaction type	Loan
Issue date	01/31/20
Outstanding principal plus interest	$58,800.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Officer

Name	Cory Barker
Amount Invested	$7,762.00
Transaction type	Loan
Issue date	01/31/20
Outstanding principal plus interest	$9,314.00 as of 10/12/20
Interest rate	0.0% per annum
Maturity date	01/01/23
Current with payments	Yes
Relationship	Brother of Officer

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Classified Films LLC is the production company behind Follow Her.

In five years, we hope to have produced and released a sequel to Follow Her. After the release of Follow Her, the plan is to produce many more of these types of films. These are forward looking projections and are not guaranteed.

Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future, if any.

Milestones

CLASSIFIED FILMS LLC was incorporated in the State of New York in November 2018.

Since then, we have:

- The film has already been shot and edited, only awaiting color, fx, & music!

- Our team is filled with Emmy winners, Oscar Nominees, and social media stars.

- Horror/Thriller films are the most PROFITABLE genre. (15% more than Comedies, 20% more than Dramas)

- Since COVID-19 halted productions, streaming services and distributors are hungry for new content.

- The cast's vast social media following (over 850k Instagram followers) will help drive sales.

- Tackles relevant issues related to social media, tapping into a large market.

- Director Sylvia is an Emmy award winner and seasoned festival director with previous film sales.

Historical Results of Operations

Our company was organized in November 2018 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended December 31, 2021, the Company had revenues of $0 compared to the year ended December 31, 2020, when the Company had revenues of $0. Our gross margin was % in fiscal year 2021, compared to % in 2020.

- *Assets.* As of December 31, 2021, the Company had total assets of $548,894, including $37,682 in cash. As of December 31, 2020, the Company had $422,964 in total assets, including $23,675 in cash.

- *Net Loss.* The Company has had net losses of $36,087 and net losses of $10,759 for the fiscal years ended December 31, 2021 and December 31, 2020, respectively.

- *Liabilities.* The Company's liabilities totaled $605,019 for the fiscal year ended December 31, 2021 and $12,260 for the fiscal year ended December 31, 2020.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $540,742 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 2 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 2 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

CLASSIFIED FILMS LLC cash in hand is $37,682, as of December 2021. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $9,264/month, for an average burn rate of $9,264 per month. Our intent is to be profitable in 8 months.

Since December 31, 2019, we raised an additional $191,262 from a combination of private investors and Friends & Family. In January & February 2020 we finished filming with 7 days of principle photography and 4 days of 2nd unit. During Jan. & Feb. we incurred an increase in expenses to cover filming. We resumed picture editing in April and had minimal expenses through August. As of late September we have moved into a fuller post production calendar getting our post house, Anarchy Post, started with all sound and color work as well as our VFX/GFX company, Wild Union Post started.

No revenue is expected in the next 3-6 months. Expenses to bring the film to completion and continue submitting to film festivals will total approximately $105,000. If we only raise our funding minimum of $50K, we will raise the rest off Wefunder through other investors.

It is extremely difficult to predict revenues after the film has gone to market, as films run the full gamut. Feature / thriller / horrors have ranged from $0 to $100M+ in revenue.

Not currently, we are making plans to sell the film and hope to have profits in 2023. We are running festivals to help secure distribution.

The Company intends to raise additional capital alongside this offering from investors under the same terms offered here. Although there is no guarantee that the Company will receive any investments from investors. Throughout the Wefunder campaign, we intend to finance operations through these outside investors as well as self-financing.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability

of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Dani Barker, certify that:

(1) the financial statements of CLASSIFIED FILMS LLC included in this Form are true and complete in all material respects ; and

(2) the tax return information of CLASSIFIED FILMS LLC included in this Form reflects accurately the information reported on the tax return for CLASSIFIED FILMS LLC filed for the most recently completed fiscal year.

Dani Barker
Actor/Writer/Producer

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://followherfilm.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2

Appendix D: Director & Officer Work History

- Christopher Gaunt
- Dani Barker
- Leslie Whirly Robinson
- Liliana Kligman
- Sylvia P Caminer

Appendix E: Supporting Documents

- Classified_Films_LLC_Operating_Agreement_2019.pdf
- *Add new Form C attachment (admin only)*

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird Follow Her Funding Agreement Final

Follow Her Funding Agreement Final

Appendix C: Financial Statements

Financials 1

Financials 2

Appendix D: Director & Officer Work History

Christopher Gaunt

Dani Barker

Leslie Whirly Robinson

Liliana Kligman

Sylvia P Caminer

Appendix E: Supporting Documents

Classified_Films_LLC_Operating_Agreement_2019.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

CLASSIFIED FILMS LLC

By

Dani Barker

Writer/Producer/Actor in Follow Her

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Christopher Gaunt

Producer
4/29/2022

Sylvia Caminer

President / Director/Producer
4/28/2022

Dani Barker

Writer/Producer/Actor in Follow Her
4/21/2022

Invite Others to Sign

Leslie Whirly Robinson (LeslieRobinson@SwirlyWhirlyMedia.com)

INVITE

Liliana Kligman (liliana.kligman@cafeoscurofilms.com)

INVITE

INVITE ANOTHER PERSON TO SIGN

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Annual Report to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Annual Report on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.